

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

September 8, 2015

Omri Revivo
President
WIGI4YOU INC.
Derech Magdiel 39/11
Hod-hasharon, Israel 45342

> **Re: WIGI4YOU INC.**
> **Registration Statement on Form S-1**
> **Filed August 18, 2015**
> **File No. 333-206450**

Dear Mr. Revivo:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2.   We note disclosure on page 1 that all offering expenses will be paid for by your sole officer, Mr. Omri Revivo, and disclosure on page 18 that professional fee expenses will be paid from a loan by Mr. Revivo. However, on page 20 you disclose that all expenses will be paid by the company. Please revise throughout your prospectus to clearly indicate how your offering expenses will be paid. In addition, we note discrepancies regarding

the amount of proceeds to be raised under this offering. Please refer to pages 1, 5 and 20, and clarify the amount of gross and net proceeds to be raised if 100%, 75%, 50% or 25% of the shares being offered are sold.

Risk Factors

3. Please revise to remove redundant risk factors. For example, we note discussion of state securities laws on pages 14 and 19, and discussion of your potential reporting obligations on pages 11 and 19. Please revise to condense these and other similar discussions.

Risks Associated With Wigi4You

One investor hold a controlling interest in our stock…, page 10

4. Please confirm whether or not Messrs. Staples or Tweeten own shares of your outstanding common stock. Such ownership would appear to contradict with your Item 403 of Regulation S-K table depicting security ownership of certain beneficial owners and management. Please revise. If not, please remove this risk factor as it appears duplicative of the prior risk factor on page 9.

Risks Associated With This Offering

We will incur ongoing costs and expenses for SEC reporting and compliance…, page 18

5. We note disclosure from pages 5 and 31. Please revise to add disclosure stating that there are presently no agreements, arrangements, commitments or understandings, either verbally or in writing, between your sole officer and the company to advance or loan funds to pay for costs associated with this offering.

Our officer and director currently owns…, page 18

6. It appears your sole officer will continue to own approximately 72.4% of the outstanding shares of common stock assuming all the common stock shares being offered are sold. Refer to page 5. Please revise.

Information with Respect to the Registrant

Competitive business conditions and strategy…, page 25

7. Your statement "there are not many competitors that offer online event planning services" contradicts prior disclosure on page 7 and appears unsupported by a cursory review of your intended industry. Therefore, please remove this statement.

8.   Your disclosure of 12,000,000 shares of common stock outstanding as of June 30, 2015, appears inconsistent with your disclosure throughout the prospectus. Please advise or revise.

Certain Relationships and Related Transactions, page 35

9.   We note prior disclosure referencing certain common stock ownership by Messrs. Staples and Tweeten. Please tell us whether Messrs. Staples or Tweeten have had a relationship with Mr. Revivo or the registrant prior to or in connection with this offering. In addition, please identify any third parties that played a material role in arranging or facilitating this offering and disclose any benefits received for such roles. Please refer to Rule 405 of Regulation C and Item 404(c) of Regulation S-K.

10.   We note proceeds from a related party loan in the amount of $555. Please revise according to Item 404(d) of Regulation S-K and provide the information required pursuant to Item 404(a). Please file an executed copy of this loan. Refer to Item 601 of Regulation S-K.

Recent Sales of Unregistered Securities, page 37

11.   Please provide the exemption from registration claimed for shares sold to Mr. Revivo. Refer to Item 701 of Regulation S-K.

Exhibit 99.1

12.   Refer to Section 8 of your subscription agreement. It appears your subscription agreement contemplates a private offering, not your intended registration of 2,000,000 shares of common stock on Form S-1. Please revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273, or Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Justin Kisner, Staff Attorney, at (202) 551-3788, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc: James B. Parsons
        Parsons/Burnett/Bjordahl/Hume, LLP